QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

181 Bay Street, Suite 200 Toronto, Ontario M5J 2T3 Canada www.noranda.com	Contacts:
Denis Couture, Vice-President, Investor Relations,
Public Affairs & Communications
(416) 982-7020
denis.couture@toronto.norfalc.com

Steve Douglas, Executive Vice-President
and Chief Financial Officer
(416) 982-3554

FOR IMMEDIATE RELEASE; ALL NUMBERS IN U.S. DOLLARS UNLESS OTHERWISE NOTED

news release

TORONTO, February 4, 2005

NORANDA REPORTS 2004 NET EARNINGS OF US$551 MILLION Generates US$1.2 Billion of Operating Cashflow for the Year and Lowers Net-Debt-to-Capitalization Ratio to 35%

Investors, analysts and other interested parties can access Noranda's Supplemental Information Package and its quarterly teleconference on its website at www.noranda.com under the For Investors and Presentations and Webcasts sections. The teleconference will be held on Friday, February 4, 2005 at 8:30 a.m. Eastern Standard Time. To participate by conference call, dial (416) 641-6440 for local and overseas and 1-800-443-6572 toll free in North America. All dollar amounts are in U.S. dollars unless otherwise noted.

Fourth Quarter and 2004 Highlights

  •
  2004 net income increased to $551 million ($1.78 per common share)

  •
  Fourth-quarter income increased 187% to $158 million

  •
  2004 income from operating assets increased to $1.4 billion compared with $397 million in 2003

  •
  Net-debt-to-capitalization ratio reduced to 35%, from 43%

  •
  Increased profitability achieved in all business units

  •
  Key expansion projects completed on schedule and below budget

  •
  Strategic projects moving forward in an environment of exceptionally strong market fundamentals

  •
  Labour agreements renewed at 12 facilities

        "Our Company continued to perform extremely well in the fourth quarter, allowing us to report our best annual financial results in more than a decade," said Derek Pannell, Noranda's President and Chief Executive Officer. "All of our operations improved their operating performance as we continued to benefit from favourable market conditions, increased metal price leverage and efficient operations. The income generated by operating assets reached almost $1.4 billion for the year, providing once again a strong indication of our enhanced earning-generation capability. Moreover, we have a pipeline of attractive growth projects for our copper, nickel and zinc businesses that positions us very well to benefit from the continuing solid fundamentals for base metals. Finally, we continue to strengthen our balance sheet, improving our net debt-to-capitalization ratio and have access to liquidity well in excess of $1 billion."

CORPORATE DEVELOPMENTS

        On November 16, 2004, the Special Committee announced that it would not extend the exclusive negotiation period with China Minmetals. While a transaction with China Minmetals is still possible, the Special Committee is actively assessing other alternative transactions. In its deliberations, the Special Committee is cognizant of the positive performance of Noranda since the start of the process. It is expected that a transaction will be completed or the process terminated within the next few months.

FINANCIAL RESULTS

	Fourth Quarter		Year
$ millions, except per share information	2004	2003	2004	2003	Y-O-Y Change
Revenues	1,915	1,324	6,978	4,657	+$2,321
Income generated by operating assets*	365	225	1,380	397	+$983
Net income	158	55	551	23	+$528
Basic earnings per common share	$0.51	$0.18	$1.78	—	+$1.78
Diluted earnings per common share	$0.50	$0.18	$1.75	—	+$1.75
*
Defined as earnings before interest, corporate and general administration, research, development, exploration, minority interest, taxes, restructuring costs and other income.

2004 Results

        In 2004, net income amounted to $551 million or $1.78 per basic common share and $1.75 per diluted common share. This compares with net earnings for 2003 of $23 million, or nil per basic and diluted common share.

        Revenues for the year were 50% higher than those for 2003. The increase was attributable to higher metal prices, higher copper production volumes and increased primary aluminum and aluminum foil sales volumes, as new capacity in these areas ramp up to full production.

        The cost of operations in 2004 was 7% higher than in the previous year. This is attributable to the higher levels of operations at the Canadian copper facilities, higher production at Antamina and the ramp-up of new production capacity in the Copper and Aluminum businesses. Higher energy costs as well as the stronger Canadian dollar also contributed to the increased costs.

        The cost to purchase raw materials was higher for 2004, compared to 2003, as a result of increased feed requirements at the expanded Altonorte smelter, higher output at the Canadian metallurgical facilities and higher metal prices, which increased the cost to purchase third-party material.

        The annual and fourth quarter results included a net pre-tax gain of $30 million generated by the termination of an alumina contract, offset by a provision for the reduction in book value of the Company's aluminum wheel operations.

Fourth Quarter Results

        Net income was $158 million or $0.51 per basic common share and $0.50 per diluted common share for the three months ended December 31, 2004. This compares with a net income of $55 million or $0.18 per basic and diluted common share in the same period of 2003. For the fourth quarter 2004, higher metal prices and increased sales volumes of copper, aluminum, lead and silver were the main contributors to improved results. These increases were offset slightly by the negative effect of a stronger Canadian dollar on operating costs and higher energy costs. Revenues were approximately 45% higher compared to the fourth quarter of 2003.

	Current LME Prices — Not including premiums*	Realized Prices Twelve months
				Y-O-Y Change
Metal prices		2004	2003
(US$ per pound)
Copper	1.48	1.30	0.82	59%
Nickel	6.64	6.40	4.40	45%
Zinc	0.59	0.52	0.43	21%
Aluminum	0.85	0.84	0.68	24%
Lead	0.44	0.43	0.27	59%
*
As at January 28, 2005

NORANDA'S STRATEGIC INITIATIVES

        Maximizing production, continuously improving our existing operating base and the disciplined pursuit of focused growth opportunities are essential elements of Noranda's strategy. Noteworthy initiatives and achievements in that regard during 2004 included:

Production

  •
  Significantly increased copper concentrate production after completion of removal of residual lake sediment at Antamina mine, enabling access to higher-grade ores.

  •
  Successfully ramped up production after completion of the expansion project at the Collahuasi copper mine and the new crusher installation at the Lomas Bayas mine, Chile.

  •
  Continued ramp-up of aluminum foil production according to plan; obtained enhanced operating permit at primary smelter that will allow up to 6,000 tonnes per year of increased primary aluminum production.

  •
  Completed 154 Six Sigma projects, generating savings of $51 million.

  •
  Approved conversion of an existing roaster at the Altonorte smelter, Chile to treat up to 11,600 tonnes per year of molybdenum concentrates.

Project Development and Acquisitions

  •
  Initiated underground exploration program at Nickel Rim South to improve current resource estimate.

  •
  Completed Montcalm mine development ahead of time and under budget and began milling ore in October.

  •
  Advanced Kidd Mine D expansion project, which is nearing completion, and began hoisting ore.

  •
  Completed Bankable Feasibility Study on Koniambo ferronickel project.

  •
  Completed scoping studies on capacity expansions at Falcondo, Dominican Republic, Lomas Bayas and Collahuasi, Chile.

  •
  Advanced optimization plan at Raglan, Quebec.

  •
  Further integrated Noranda's Aluminum business by assuming ownership of strategic alumina refining operations and related bauxite-mining assets.

Exploration

  •
  Continued to advance exploration programs at Raglan and Sudbury, Canada, Frieda River, PNG, and West Wall and El Morro, Chile.

  •
  Continued underground exploration drilling at Fraser Morgan and identified a new zone of mineralization.

REVIEW OF OPERATIONS

Copper

        The Copper business generated income from operating assets of $170 million in the fourth quarter, exceeding last year's comparable result of $87 million. Revenues for the quarter reflect the business' recently-expanded production capacity. The average LME price for copper, excluding premiums, was $1.40 per pound for the quarter, more than 51% higher than the fourth quarter of 2003.

  •
  Mined production of 117,450 tonnes exceeded last year's fourth quarter level of 90,914 tonnes by 29%. Three of the mines recorded higher year-over-year output; the Antamina mine extracted higher grade material and increased production by 63%; performance of the new Collahuasi concentrator continued to exceed expectations; and the completion of the crusher expansion at Lomas Bayas permitted higher production throughout the quarter. Mine copper production totaled 430,391 tonnes for the year, a 19% increase over 2003.

  •
  At the Altonorte smelter, copper anode production of 78,879 tonnes was slightly lower than the 79,180 tonnes reported for the same period in the previous year due to reduced production following a fire at the concentrator dryer baghouse. For the same reason, sulphuric acid production also decreased approximately 2% during the quarter compared to the fourth quarter of 2003. Prices for sulphuric acid in South America remained strong during the quarter with spot market sales conducted at the $80-$85 per tonne level. With concentrate processing terms rising, the benefits of higher treatment charges at Noranda's metallurgical operations serve as a natural hedge against the impact on the mining operations.

  •
  Copper cathode production of 111,268 tonnes from the Canadian metallurgical facilities was 3% higher than in 2003.

  •
  The Company's integrated cost to produce a pound of copper in its Copper business was $0.43 per pound in the fourth quarter and $0.38 for the year.

Nickel

        The Nickel business generated income from operating assets of $168 million for the quarter, an increase of 19% over the comparable period of 2003, while the average LME nickel price of $6.39 per pound was 13% higher. For 2004, operating income for the nickel business of $637 million compared to $291 million for the same period in 2003.

  •
  Mined nickel production totaled 13,881 tonnes during the quarter, compared to 11,286 in the fourth quarter of 2003. Higher tonnage contributed to the increase in output. During 2004, Sudbury mines nickel production was 22,602 tonnes, compared with 24,143 tonnes in 2003. The shortfall in nickel production was attributable to the strike in the first quarter of 2004 and the subsequent ramp-up of production (which reduced the annual production by 3,500 tonnes). For 2004, Raglan nickel in concentrate production was 26,552 tonnes, compared with 25,110 tonnes of nickel in 2003 as increased ore tonnages offset the impact of lower ore grades.

  •
  At the Sudbury smelter, nickel-in-matte production in the fourth quarter of 2004 was 18,053 tonnes, compared to 17,774 tonnes in the same period of 2003. Sudbury smelter production of nickel in matte was 52,595 tonnes 2004 compared with 59,831 tonnes in 2003, largely as a result of the three-week strike at Sudbury and lower concentrate grades.

  •
  The Nikkelverk refinery produced 20,458 tonnes of refined nickel compared to 20,568 tonnes in the fourth quarter of 2003. Nickel production in 2004 of 71,410 tonnes was lower than the 77,183 tonnes produced in 2003 due to lower shipments of material from Sudbury, mostly as a result of the three-week strike early in the year.

  •
  The Falcondo ferronickel operation produced 7,174 tonnes in the fourth quarter of 2004, compared to 6,490 tonnes in the corresponding quarter of 2003. In 2004, Falcondo increased production by 8% to 29,477 tonnes of nickel in ferronickel compared to 27,227 tonnes in 2003.

  •
  Total nickel and nickel contained in ferronickel production was 100,887 tonnes in 2004, compared to 104,410 tonnes in the same period in 2003, mainly due to the strike at the Company's Sudbury operations in February 2004.

  •
  The integrated cash operating cost to produce a pound of nickel at the INO and Falcondo facilities during the fourth quarter was $3.05 versus $3.06 in 2003. The integrated operating cash cost per pound of nickel for the year 2004 was $2.93 compared with $2.78 in 2003.

Zinc

        The Zinc business reported income generated from operating assets of $5 million in the quarter compared to a loss of $3 million in 2003. The improved results were attributed to higher zinc and by-product prices, including lead, silver and copper. The LME zinc price during the fourth quarter was 20% higher at $0.51 per pound, compared to $0.42 per pound in the corresponding quarter of 2003. These compare with $0.48 per pound for all of 2004 and $0.38 for 2003. For 2004, income generated by the zinc business was $14 million compared to a loss of $60 million for 2003. The $74 million increase was mainly due to higher metal prices, which were offset by lower production (due to the closure of the Bell-Allard mine in Quebec in October 2004) and the negative effect of the stronger Canadian dollar on costs.

  •
  Contained zinc in concentrate production was 74,886 tonnes during the quarter, compared to 102,936 tonnes in the fourth quarter of 2003, and was 366,969 tonnes in 2004, compared to 396,136 tonnes in 2003. As planned, the mining operations at the Bell Allard mine ceased in October 2004 due to the depletion of the ore reserves.

  •
  During 2004, Brunswick Mine production was 268,068 tonnes zinc in concentrate, compared with 286,457 tonnes zinc in concentrate in 2003. The decrease in zinc production was attributable to lower mine throughput due to ore pass availability, a problem which has since been resolved. Bell Allard mine production during 2004 was 98,901 tonnes zinc in concentrate, compared with 109,679 tonnes zinc in concentrate in 2003. The decrease in 2004 is mainly accounted for by the closure of Bell Allard due to the depletion of ore reserves.

  •
  Lead metal sales volumes increased in 2004 by 38% to 83,194 from 60,452 tonnes in 2003. The increase in lead metal sales is primarily due to a shorter seasonal shutdown in 2004 versus 2003.

  •
  The CEZinc refinery produced 67,434 tonnes during the quarter. Total production in 2004 was a record 277,283 tonnes compared to 267,270 tonnes in 2003.

  •
  In 2004, the operating cash cost of producing a pound of zinc was $0.32, unchanged from $0.32 in the same period last year. Costs remain unchanged from the same period last year, with higher by-product revenue offsetting increased transportation and smelting charges.

Aluminum

        The Aluminum business generated income from operating assets of $29 million in the quarter compared to $2 million reported in the fourth quarter of 2003. Contributing to the results were higher production, increased sales volumes across all product lines, higher Midwest price premiums, and increased margins on value-added products. Partially offsetting these positive factors were higher year-over-year energy costs.

  •
  For the year, revenues for the aluminum business increased 36%, to $935 million from $686 million in 2003. Realized Midwest prices in 2004 increased by 24% to $0.84 per pound. For the rolled products division, sales were up by 18% for the year, while weighted average fabrication spreads were down by 2%, due entirely to an anticipated change in product mix that provided production cost savings. Overall weighted fabrication spreads were down by one cent from 2003 levels, due to a change in product mix towards heavier gauge products. This change in product mix also reduced conversion costs by 8% year over year.

  •
  For 2004, operating income for the aluminum business was $89 million compared with $20 million for 2003. The increase was mainly due to higher metal prices, higher volumes in both the primary and rolled products divisions, and higher value-added margins.

  •
  The primary smelter fourth quarter production increased to 62,302 tonnes from 60,985 tonnes in the fourth quarter of 2003. For the year 2004, production of primary aluminum was 247,472 tonnes in 2004, compared to 244,044 tonnes in the same period in 2003.

  •
  For the rolled products operations, shipments were 42,011 tonnes for the fourth quarter compared with 34,267 tonnes for the 2003 fourth quarter, reflecting strong demand across all product lines. Total aluminum sheet and foil shipments were 173,853 tonnes, up 18% compared to the production of 146,716 tonnes in 2003.

  •
  For the year, the net operating cash cost at the primary division was $0.58/lb. compared with $0.56/lb. in 2003. Higher power costs in 2004 more than offset the positive impact of higher volumes and improved metal premiums. Unit costs at the rolled products division declined by 8%, due entirely to higher volumes, especially at the Huntingdon West plant.

PROJECTS UPDATE

Copper

        At Collahuasi, a scoping study has been initiated to assess a Phase III expansion, involving adding another grinding line and accelerating the production rate at the Rosario pit. This expansion would increase copper production by approximately 175,000 tonnes of which Falconbridge's share would be 77,000 tonnes, with start-up expected in 2007 at the earliest.

        In addition, construction of a new molybdenum plant will begin in 2005 and detailed engineering is currently being developed. Capital costs of this project have been estimated at $42 million (100% basis) and annual production capacity is expected to be 12,000 tonnes of molybdenum concentrate. First production is expected in the first quarter of 2006.

        During the quarter, the Kidd Creek zinc plant successfully commissioned the precious metal recovery circuit on time and on budget. Tie-ins and equipment commissioning began in the second week of October with the first tonnes of LaRonde zinc concentrate processed before the end of October and first shipments of precious metals residue sent to Noranda's Brunswick smelter the following week.

        Kidd began production at Mine D in late 2004, the depth extension of the Kidd mine orebody. At Mine D, commissioning of the ore handling system was completed in 2004, with first ore hoisted in July, ahead of the feasibility schedule. The shaft is now below the 8800 level. The Operations group has assumed control of the Block 1 Ore Handling System. Mine D will allow the mine to produce 2.4 million tonnes of ore annually once in full production.

        The engineering studies required to advance the conceptual study of the El Pachón project were completed in 2004 and engineering work required to upgrade the previous scoping study on the El Morro project was initiated.

Nickel

        Construction of the Montcalm nickel mine in Timmins, Ontario was completed in December 2004, under budget and two months ahead of schedule. At the end of 2004, production was ramped up and the operation was operating at full capacity. Beginning in 2005, production at Montcalm is expected to be 9,000 tonnes per year of contained nickel.

        At Nickel Rim South, the underground definition project is progressing on schedule and within budget. Site preparation, services and development of electrical systems were completed in 2004. Both vent shaft and main shaft construction programs are on track, with shaft sinking expected to begin in the first quarter of 2005. The updated inferred mineral resource estimate as of December 31, 2004, was 13.4 million tonnes of 1.8% nickel, 3.3% copper and significant palladium and platinum.

        During the fourth quarter of 2004, underground and surface diamond drilling continued at Fraser Morgan. Recent drilling results have identified Zone 11, a new zone of mineralization. A drilling program has been established for this new area and the pre-feasibility study will take the upside potential of this zone into account. As at December 31, 2004, the updated measured and indicated mineral resource was 4.9 million tonnes of 1.8% nickel and 0.56% copper and the inferred mineral resource was 2.1 million tonnes grading 1.8% nickel and 0.5% copper. Diamond drilling continues in 2005.

        In the fourth quarter of 2004, Phase I of the Raglan Optimization program was approved. The expansion project will increase annual production by approximately 5,000 tonnes of nickel per year. The capital cost for Phase I is $28 million and involves the conversion from autogenous to semi-autogenous grinding, which will increase the level of annual throughput to approximately one million tonnes per year and increase the mill's ability to process harder ore. Engineering work on Phase II is underway, assessing changes to the grinding circuit and other concentrator equipment to further increase annual production rates.

        Work continued throughout the year on the 60,000 tonne-per-year Koniambo ferronickel project in the Northern Province of New Caledonia, near the provincial capital of Kone. Upon satisfaction of the conditions in the Bercy Accord, the Société Minière du Sud Pacifique S.A. (SMSP) and Falconbridge are to receive a 51% and 49% interest, respectively, in the Project. The two conditions precedent are: 1) the completion of a positive technical study, and 2) firm orders of $100 million related to the project. These conditions must be met before the expiry of the Bercy Accord on January 1, 2006.

        The Bankable Feasibility Study (BFS) on the Koniambo ferronickel project in New Caledonia has now been completed. The BFS has increased the level of project definition, with engineering increasing from approximately 10% to 25%. Substantial analysis has been completed on many aspects of the project and included extensive third-party reviews. The project scope has remained essentially unchanged, with the work performed in the pre-feasibility study validated through the completion of the BFS. The costs of the inputs have increased as a result of changes in foreign currency exchange rates, and increased service and materials costs. As a result, the estimated capital cost of the project has increased to $2.2 billion. Working capital, cost escalation from 2004 to start-up, financing and arrangement fees and interest costs, for a total of approximately $500 million of other costs, are not included in the $2.2 billion. This cost estimate compares with a pre-feasibility estimate of $1.6 billion (in 2002 dollars). Estimated operating costs have increased to $1.65/lb., from $1.27/lb.

        The capital cost of $2.2 billion includes the construction of a $600 million power station with an installed generating capacity of 390 MW. The remaining $1.6 billion relates to the metallurgical plant, mine development, and other infrastructure such as the port and road facilities.

        With the bankable feasibility study completed, the Company with its partner SMSP and the French government are focused on finalizing the financing structure for this project. The implementation approach to this project continues to be assessed, with earliest possible start-up of 2009.

LIQUIDITY AND CAPITAL INITIATIVES

        Cash generated from operations, before net change in non-cash working capital, totaled $387 million in the fourth quarter of 2004, compared to $203 million in the corresponding quarter of 2003 and $1,468 million in 2004, up from $577 million in 2003. Cash, cash equivalents and short-term investments at December 31, 2004, totaled $884 million, compared to $630 million at the end of 2003. Long-term debt, excluding the amount due in less than one year, amounted to $2,638 million at December 31, 2004, compared to $2,893 million a year earlier. Total debt was $3.2 billion at the end of the period. The net-debt-to-capitalization ratio was reduced to 35% from 43% at year-end 2003 and 54% at December 31, 2002. The Company currently has $800 million of undrawn committed bank lines.

        Investments in new production capacity such as the Montcalm, Nickel Rim South and Koniambo nickel projects and the Collahuasi and Kidd Mine D copper projects totalled $110 million during the fourth quarter and $432 million for the year, compared to $82 million and $307 million, respectively, in 2003. In 2004, the Company's total capital investment was $666 million. In 2004, Noranda's common share and preferred share dividend obligations were $165 million compared to $123 million in 2003. The annual common share dividend was Cdn$0.48 per share in 2004 versus Cdn$0.64 per share in 2003.

MARKET REVIEW

        Copper:    The average LME cash settlement price for 2004 was $1.30/lb., 60% above the average price of $0.81/lb. in 2003.

        In 2004, the copper market was characterized by extraordinarily strong global consumption growth, which despite supply growth, caused the supply/demand deficit to exceed over one million tonnes. Global copper consumption is forecast to have grown 8.7%, as Western consumption staged a recovery. Chinese consumption also rebounded, after having slowed in the previous year, growing at 18% year over year.

        Copper mine production rose sharply in 2004 from a combination of mine restarts and brownfield and greenfield projects. An estimated 865,000 tonnes of additional mined production entered the market in 2004, mostly from brownfield expansions. Despite the new mine production, refinery utilization rates were still constrained at around 85%, as a significant portion of the additional mined production was absorbed into concentrate pipelines and smelter stock replenishments.

        The strong demand for copper metal outpaced the additional supply, forcing consumers and merchants to draw down physical stocks and exchange stocks. LME Exchange stocks decreased 384,000 tonnes by year end to 49,000 tonnes. Total LME, Comex and Shanghai exchange stocks decreased 672,000 tonnes during the year.

        Nickel:    The average LME cash settlement price for 2004 was $6.27/lb., 44% above the average price of $4.37/lb. for 2003.

        The surge in nickel prices was driven by constrained supply of both primary nickel and stainless steel scrap and strong demand from the stainless steel sector, particularly in China. Stainless steel production grew an estimated 8% in 2004. Strong market fundamentals were further supported by investment fund interest and activity. Further strengthening of the global economy bolstered other nickel end-use sectors as well, such as the high performance nickel alloys used in jet engine turbines.

        Some stainless steel producers, particularly in Asia, shifted their production focus onto ferritic grades of stainless steel and/or grades with lower nickel content. This action alleviated the pressure on a tight primary nickel supply. LME inventories began to reflect this increased availability, as a steady trickle of small warehouse deposits brought the exchange stocks back up to 20,892 tonnes by the end of the year. At December 31, 2004, LME nickel inventories had declined 3,180 tonnes from the beginning of the year.

        Zinc:    The LME cash settlement zinc price averaged $0.475/lb. in 2004, a 27% increase over the average of $0.375/lb. in 2003.

        The past 24-month recovery in global economic activity and industrial output led to a resurgence in zinc demand, especially from the steel galvanizing sector. Leading all regions was China, where zinc demand rose approximately 14% in 2004. Strong demand was also renewed in the United States, particularly from the steel sector. Significant capacity and ownership rationalization in the steel sector over the last four years, helped this sector rebound as capacity utilization rates began to surge again in 2004.

        While smelting capacity has continued to expand, mainly in China, actual refined zinc production is forecast to have increased by less than 2.0% last year. In China, a tight global market for zinc concentrates, increased electricity costs, and more frequent electricity shortages, combined with rising domestic demand, made the country a net importer of zinc metal after many years of leading the world in zinc exports. At the start of the year, zinc surpluses of previous years had forced LME stocks up to 740,000 tonnes. By April, off exchange stocks that continued to be deposited in LME warehouses caused reported inventories to peak at 787,000 tonnes. LME warehouse stocks declined to 629,000 tonnes by December 31, 2004, a reduction of 111,000 tonnes from the previous year end. The global refined zinc supply/demand balance is estimated to have been in deficit by 200,000 tonnes in 2004.

        Aluminum:    The LME cash settlement aluminum price averaged $0.78/lb. in 2004, a 20% increase over the average of $0.65/lb. in 2003.

        Aluminum's supply-demand fundamentals improved significantly in 2004. Market surpluses of the last few years were finally reversed with a deficit of more than 450,000 tonnes forecast for 2004. Most of the improvement was led by increased demand in China and the United States. Other major industrial economies demonstrated somewhat lesser, but still positive rates of demand growth. Production increases have been unable to keep pace with demand growth as both power and alumina costs rose significantly during the year. Smelter strikes also impacted production, especially in Canada. LME inventories began 2004 with 1,420,000 tonnes in warehouse, but by year's end had decreased by over 50% to 695,000 tonnes. This stock decline and the continued depreciation of the U.S. dollar added further support to aluminum prices throughout the year.

        Both the Chinese and the U.S. economies are expected to maintain strong demand during 2005. Effective January 1, 2005, China intends to begin applying an export tax on aluminum, copper and nickel exports. As China has been a significant exporter of aluminum, this export tax should curtail the growth of Chinese aluminum production and exports, and possibly cause inefficient producers to close or consolidate. These supply/demand fundamentals coupled with a weak U.S. dollar should continue to benefit aluminum prices during the coming year.

Outlook

        China, India and other developing Asian economies should continue to be the main drivers of global metals demand growth for the foreseeable future, with their ongoing investments in basic infrastructure and domestic demand for consumer products and motor vehicles. Strong demand from these economies should underpin above-average growth rates for metals consumption over the next few years. The effects of the rise in oil prices, and inflated currency values in some countries, could pose a threat to continued strong global economic growth. Despite these potential dampers, low inventories of raw materials, a lack of immediately developable large new mines, tightening supplies of finished metals, and current robust demand provides optimism for metal market outlooks to remain very positive in 2005.

Other

        Collective agreements covering unionized employees at CEZ, Matagami, CCR, Recycling — Roseville, Nikkelverk, Collahuasi and Altonorte were all renewed in 2004. At Sudbury, a collective agreement was signed with the CAW after a three-week strike in February 2004. The collective agreement covering the Office, Clerical & Technical employees at Falconbridge's Sudbury Operations was renewed on February 28, 2004. Bargaining is currently on-going for the renewal of the collective agreements at CCR (Security guards only).

        Three collective agreements will expire in 2005, at Norandal's Newport facility (May 31), Kidd Metallurgical site (September 30) and Falcondo (November 30).

Dividends

        The following dividends have been declared:

Security	Dividend Amount	Record Date	Payable Date
Common shares	Cdn$0.12 per share	February 28, 2005	March 15, 2005
Preferred Series F shares	Floating rate	February 28, 2005	March 12, 2005
Preferred Series F shares	Floating rate	March 31, 2005	April 12, 2005
Preferred Series F shares	Floating rate	April 29, 2005	May 12, 2005
Preferred Series G shares	Cdn$0.38125 per share	April 15, 2005	May 1, 2005
Preferred Series H shares	Cdn$0.40625 per share	March 15, 2005	March 31, 2005

        This news release contains forward-looking statements concerning the Company's business and operations. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and the Company's actual results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Annual Information Form for a description of the major risk factors.

        Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 15,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD).

        To participate in the fourth quarter analyst conference call scheduled for Friday, February 4, 2005, at 8:30 a.m., please call (416) 641-6440 or visit the Company's website at www.noranda.com.

        Note: This press release is also available at www.noranda.com. All dollar amounts are in U.S. dollars unless otherwise noted.

ATTACHMENTS

NORANDA INC.

CONSOLIDATED RESULTS

(US$ millions, unaudited)

	Fourth Quarter		Year Ended December 31
	2004	Restated 2003(1)	2004	Restated 2003(1)
Revenues	$1,915	$1,324	$6,978	$4,657

Operating expenses
Cost of operations	573	480	2,094	1,948
Purchased raw materials	840	491	3,005	1,822
Depreciation, amortization and accretion	137	128	499	490

	1,550	1,099	5,598	4,260

Income generated by operating assets	365	225	1,380	397
Interest expense, net	27	22	119	129
Corporate and general administration	21	19	66	58
Research, development and exploration	14	17	47	51
Minority interest in earnings of subsidiaries	78	43	297	88

Income before undernoted	225	124	851	71
Tax expense	90	50	333	20
Gain net of restructuring costs and other	(23)	19	(33)	28

Net Income	$158	$55	$551	$23

Dividends on preferred shares	5	1	20	21
Interest on convertible debentures	1	1	3	3

Net Income (loss) attributable to common shares	$152	$53	$528	$(1)

Basic earnings per common share	$0.51	$0.18	$1.78	$—

Diluted earnings per common share	$0.50	$0.18	$1.75	$—

Basic weighted average number of shares — 000s	296,602	294,104	296,246	261,618
Diluted weighted average number of shares — 000s	303,918	300,503	303,790	262,107

(1)
Effective January 1, 2004, Noranda retroactively adopted the new Canadian Institute of Chartered Accountants standard for Asset Retirement Obligation which requires that asset retirement obligation be recognized when incurred and recorded as liabilities at fair value. Previously these costs were charged to earnings over the life of the asset.

  Effective July 1, 2003, Noranda adopted the US dollar as its reporting and functional currency. This change has been reflected on a retroactive basis.

NORANDA INC.

CONSOLIDATED STATEMENTS OF CASHFLOWS

(US$ millions, unaudited)

	Fourth Quarter		Year Ended December 31
	2004	Restated 2003(1)	2004	Restated 2003(1)
Cash realized from (used for):
Operations
Net income	$158	$55	$551	$23
Charges (credits) not affecting cash:
Depreciation, amortization and accretion	124	112	484	452
Minority interests in earnings of subsidiaries	78	43	297	88
Foreign exchange, restructuring and other	27	(7)	136	14

	387	203	1,468	577
Net change in accounts receivable, inventories and payables	(3)	(72)	(277)	(164)

Cash from operations	384	131	1,191	413
Investment activities
Capital investments	(207)	(151)	(666)	(489)
Investments and advances	(20)	(129)	105	(153)
Proceeds on dispositions	1	3	6	99

Cash used in investment activities	(226)	(277)	(555)	(543)

Financing activities
Long-term debt, including current portion
Issued	145	7	344	717
Repaid	(69)	(89)	(470)	(807)
Issue of shares — common	3	8	23	439
Issue of shares — preferred	—	—	—	198
Redemption of preferred shares	—	1	—	(104)
Dividends paid	(45)	(24)	(165)	(123)
Issue of shares — minority shareholders	—	16	15	18

	34	(81)	(253)	338

Increase (decrease) in cash and cash equivalents	192	(227)	383	208
Cash and cash equivalents, beginning of period	692	728	501	293

Cash and cash equivalents, end of period	$884	$501	$884	$501

NORANDA INC.

CONSOLIDATED BALANCE SHEETS

(US$ millions, unaudited)

	Dec. 31 2004	Dec. 31 Restated 2003
		(1)
Assets
Current assets
Cash and cash equivalents	$884	$501
Short-term investments	—	129
Accounts receivable	931	576
Metals and other inventories	1,436	1,179

	3,251	2,385
Operating capital assets	4,870	4,765
Development projects	1,166	973
Investments and other assets	324	205

	$9,611	$8,328

Liabilities and Equity
Current Liabilities
Accounts and taxes payable	$1,248	$903
Debt due within one year	570	431

	1,818	1,334
Long-term debt	2,638	2,893
Future income taxes	304	46
Reclamation, pension and other provisions	595	539
Stockholders' interests:
Interests of other shareholders	1,197	919
Shareholders' equity	3,059	2,597

	$9,611	$8,328

Segmented Information
(US$ millions)

	Fourth Quarter 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$1,009	499	119	257	31	$1,915

Operating expenses
Cost of operations	239	178	45	102	9	573
Purchase of raw materials	534	105	60	116	25	840
Depreciation, amortization and accretion	66	48	9	10	4	137

	$839	331	114	228	38	1,550

Income (loss) generated by operating assets	$170	168	5	29	(7)	$365

Interest expense, net						(27)
Corporate and general administration						(21)
Research, development and exploration						(14)
Minority interest in earnings of subsidiaries						(78)

Income before undernoted						225
Tax expense						(90)
Gain net of restructuring costs and other						23

Net Income						$158

Capital investments	$68	115	2	14	8	$207

	Fourth Quarter 2004
	Restated (1)
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$633	411	78	171	31	$1,324

Operating expenses
Cost of operations	199	129	47	106	(1)	480
Purchase of raw materials	301	101	17	53	19	491
Depreciation, amortization and accretion	46	40	17	10	15	128

	$546	270	81	169	33	$1,099

Income (loss) generated by operating assets	$87	141	(3)	2	(2)	$225

Interest expense, net						(22)
Corporate and general administration						(19)
Research, development and exploration						(17)
Minority interest in earnings of subsidiaries						(43)

Income before undernoted						$124
Tax expense						(50)
Gain on sale of investment net of restructuring costs and other						(19)

Net income						$55

Capital investments	$104	41	2	7	(3)	$151

Segmented Information
(US$ millions)

	Year ended December 31, 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$3,630	1,835	415	935	163	$6,978

Operating expenses
Cost of operations	841	615	158	420	60	2,094
Purchase of raw materials	1,882	447	187	388	101	3,005
Depreciation, amortization and accretion	234	136	56	38	35	499

	$2,957	1,198	401	846	196	$5,598

Income (loss) generated by operating assets	$673	637	14	89	(33)	$1,380

Interest expense, net						(119)
Corporate and general administration						(66)
Research, development and exploration						(47)
Minority interest in earnings of subsidiaries						(297)

Income before undernoted						$851
Tax expense						(333)
Gain net of restructuring costs and other						33

Net Income						$551

Total assets,excluding cash, cash
equivalents	$4,553	1,960	400	1,003	811	$8,727

Capital investments	$285	316	5	32	28	$666

	Year ended December 31, 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$2,147	1,298	363	686	163	$4,657

Operating expenses
Cost of operations	710	587	204	388	59	1,948
Purchase of raw materials	1,067	280	155	236	84	1,822
Depreciation, amortization and accretion	200	140	64	42	44	490

	$1,977	1,007	423	666	187	$4,260

Income (loss) generated by operating assets	$170	291	(60)	20	(24)	$397

Interest expense, net						(129)
Corporate and general administration						(58)
Research, development and exploration						(51)
Minority interest in earnings of subsidiaries						(88)

Income before undernoted						$71
Tax expense						(20)
Gain on sale of investment net of restructuring costs and other						(28)

Net income						$23

Total assets,excluding cash, cash equivalents	$4,097	1,722	434	814	631	$7,698

Capital investments	$326	109	2	22	30	$489

NORANDA INC.

SALES VOLUMES & REALIZED PRICES

				Year ended December 31
		Fourth quarter
	100% basis, except as noted
		2004	2003	2004	2003
Metal Sales (tonnes, except as noted)
Copper
Copper business
CCR		76,969	71,125	293,174	235,339
Kidd Creek		22,428	22,143	82,188	95,916
Horne — (concentrates)		6,523	13,587	27,091	24,945
Antamina — (concentrates)	(33.75)%	22,417	16,872	80,905	72,143
Collahuasi — (concentrates)	(44)%	58,861	29,099	167,261	114,874
Collahuasi	(44)%	6,792	9,076	25,330	33,721
Lomas Bayas		15,238	16,293	60,190	61,289
Altonorte — (anodes)		33,399	55,490	150,709	177,898

		242,627	233,685	886,848	816,125
Nikkelverk		12,521	16,506	51,057	59,208

		255,148	250,191	937,905	875,333

Zinc
Copper business
Kidd Creek		40,563	21,307	135,259	110,592
Antamina — (concentrates)	(33.75)%	4,184	26,928	51,951	100,142

		44,747	48,235	187,210	210,734
Zinc business
Brunswick/Matagami — (concentrates)		64,785	82,873	292,512	335,059

		109,532	131,108	479,722	545,793

Nickel		19,799	20,468	71,374	78,978
Ferronickel		8,104	6,781	28,936	27,133
Aluminum
Primary Aluminum — shipments		61,662	64,795	248,977	246,737
Norandal — shipments		42,011	34,267	173,853	146,716
Lead		23,139	11,609	83,194	60,452
Gold — 000 ounces		261	278	967	1,004
Silver — 000 ounces
CCR		8,080	6,826	36,467	30,870
Kidd Creek		780	1,016	3,876	5,323
Antamina	(33.75)%	632	490	2,334	1,921

		9,492	8,332	42,677	38,114

Average Realized Prices — (US$ per pound, except as noted)
Copper		1.43	0.93	1.30	0.82
Nickel		6.45	5.57	6.40	4.40
Ferronickel		6.42	5.21	6.37	4.20
Zinc		0.56	0.47	0.52	0.43
Aluminum		0.89	0.71	0.84	0.68
Lead		0.46	0.33	0.43	0.27
Gold — (US$ per ounce)		413.98	396.95	402.17	362.97
Silver — (US$ per ounce)		6.89	5.21	6.51	4.89
Exchange Rate (US$1 = Cdn$1)		0.82	0.76	0.77	0.71

NORANDA INC.

PRODUCTION VOLUMES

				Year ended December 31
		Fourth Quarter
Mine Production (tonnes, except as noted)	100% basis, except as noted
		2004	2003	2004	2003
Copper
Copper business
Kidd Creek		8,878	13,927	41,029	46,409
Antamina	(33.75%)	34,645	21,229	122,205	85,188
Collahuasi	(44%)	58,247	40,375	205,116	168,578
Lomas Bayas		15,680	15,383	62,041	60,427

		117,450	90,914	430,391	360,602
Matagami		624	1,936	6,617	7,829
Brunswick		1,901	1,989	6,547	8,688
INO		9,341	8,057	32,749	35,789
Other		3,849	4,174	14,387	17,002

		133,165	107,070	490,691	429,910

Zinc
Zinc business
Brunswick		67,589	72,088	268,068	286,457
Matagami		7,297	30,848	98,901	109,679

		74,886	102,936	366,969	396,136
Kidd Creek		30,761	18,095	87,847	75,528
Antamina	(33.75%)	8,193	31,799	64,157	122,422
Other		2,316	995	9,277	8,045

		116,156	153,825	528,250	602,131

Nickel		13,881	11,286	51,306	49,253
Ferronickel		7,174	6,490	29,477	27,227
Lead		18,927	20,365	73,735	77,724
Silver — 000 ounces
Copper business
Kidd Creek		809	785	3,848	2,676
Antamina	(33.75%)	559	549	2,718	2,293

		1,368	1,334	6,566	4,969
Brunswick		1,651	1,597	5,999	6,172
Matagami		29	103	391	396
Other		53	39	232	247

		3,101	3,073	13,188	11,784

Metal Production (tonnes, except as noted)
Refined copper
Copper business
CCR		78,767	74,597	288,395	235,425
Kidd Creek		32,501	32,933	115,578	132,364
Collahuasi	(44%)	6,895	7,209	25,610	27,895
Lomas Bayas		15,680	15,383	62,041	60,427

		133,843	130,122	491,624	456,111
Nikkelverk		8,806	9,592	35,643	35,852

		142,649	139,714	527,267	491,963

Copper anodes
Horne		37,686	39,125	149,730	132,739
Kidd Creek		33,117	35,874	118,240	131,405
Altonorte		78,879	79,180	266,440	260,971

		149,682	154,179	534,410	525,115

Refined zinc
Kidd Creek		33,933	20,517	121,557	94,719
Refined nickel
Nikkelverk		20,458	20,568	71,410	77,183
Falcondo		7,174	6,490	29,477	27,227

		27,632	27,058	100,887	104,410

Primary aluminum		62,302	60,985	247,472	244,044
Fabricated Aluminum		42,011	34,267	173,853	146,716
Refined lead		25,892	12,988	83,829	60,776
Refined gold — 000 ounces		273	304	1,102	1,132
Refined silver — 000 ounces		8,454	7,917	37,274	30,311

QuickLinks

Exhibit 99.1
NORANDA INC. CONSOLIDATED RESULTS (US$ millions, unaudited)
NORANDA INC. CONSOLIDATED STATEMENTS OF CASHFLOWS (US$ millions, unaudited)
NORANDA INC. CONSOLIDATED BALANCE SHEETS (US$ millions, unaudited)
NORANDA INC. SALES VOLUMES & REALIZED PRICES
NORANDA INC. PRODUCTION VOLUMES